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CONFIDENTIAL TREATMENT REQUESTED

BY VACCITECH PLC

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED SUBMISSION MADE VIA SECURE FILE TRANSFER PROCESS FOR EASE OF IDENTIFICATION.

April 16, 2021

Via EDGAR and Secure File Transfer Process

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Sherman

   Daniel Gordon

   David Gessert

   Jeffrey Gabor

Re:	Vaccitech Plc
Registration Statement on Form S-1
File No. 333-255158

Ladies and Gentlemen:

On behalf of our client, Vaccitech Plc (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-255158), confidentially submitted to the Commission on December 23, 2020, as amended on January 29, 2021, March 10, 2021 and March 23, 2021, and publicly filed on April 9, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its ordinary shares underlying its outstanding equity awards and the reasons for differences between the recent valuation of its ordinary shares and the estimated offering price for its initial public offering (“IPO”).

Estimated Preliminary IPO Price Range

The Company advises the Staff that it currently anticipates that the price range for the IPO will be within the range of $[***] to $[***] per share (the “Preliminary Price Range”), before giving effect to a forward stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on further discussions between the Company and the underwriters, developments in the Company’s business, market conditions and other factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Ordinary Shares Prior to the IPO

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of its ordinary shares has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its ordinary shares and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using the option pricing method (“OPM”) “backsolve” where a valuation for both the total equity of the Company and the various classes of equity is obtained by relying on the observed issue price from a recent funding round and the generally accepted modelling assumptions of the OPM that consider the rights and preferences of the preferred shares adjusted for a lack of liquidity of the Company’s ordinary shares.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

The following table summarizes the options granted by the Company:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Ordinary Shares on Grant Date	Per Share Estimated Fair Value of Options
August 14, 2019	855	$0.13	$1,319.38	$1,319.25
January 7, 2020	980	$0.11	$1,539.37	$1,539.26
November 2, 2020	1,490	$0.13	$1,941.40	$1,941.27
February 11, 2021	1,180	$0.01	$2,824.70	$2,824.69

September 30, 2019 Valuation

The Board relied, in part, on the results of the September 30, 2019 valuation in its determination of the fair value of ordinary shares of $1,319.38 per share as of August 14, 2019, when it granted options for the purchase of 855 shares to employees. This valuation utilized the OPM method to estimate the Company’s fair value of ordinary shares and took into account the sale of the Company’s Series A preferred shares from November 2017 to December 2018, which was an arm’s-length transaction with financially sophisticated investors. The total equity value of the Company was determined using the market approach which the Board believed resulted in the most meaningful indication of total equity value of the Company. In making this determination, the Board concluded that the income approach was not appropriate given that at that point in time, the Company had not generated any meaningful revenue, its drug pipeline remained under development and the fact that management expected to generate losses for the foreseeable future and was unable to reliably forecast cash flows. The cost approach was also determined not appropriate as the Company had made significant progress in the development of its pipeline.

In order to estimate the Company’s valuation at September 30, 2019, the third-party valuation firm surveyed the 20 IPOs that occurred between March 2016 and September 2019 by biotechnology companies with product candidates in clinical trials. The third-party valuation firm used the amount of liquidation preferences that were outstanding prior to their respective IPOs to derive an equity value to preference multiple. The implied equity value to preference multiple for the Company, as derived from the most recent funding round completed in December 2018, was 2.1x. At September 30, 2019, the Company applied a 2.9x multiple, or the midpoint between the median and upper quartile observations of the entire set of biotechnology IPOs. The Company applied the higher multiple due to the following events that occurred between December 2018 and September 30, 2019:

•	On January 16, 2019, the Company entered into an investment agreement with the Ludwig Institute for Cancer Research Limited, pursuant to which the parties agreed to jointly manufacture and develop a new cancer immunotherapy product now known as VTP-600. Upon investment, the Company and LICR held 76% and 24% equity respectively in a jointly owned company, Vaccitech Oncology Limited (VOLT).

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

•	The Company received a significant award from Biomedical Advanced Research and Development Authority to fund its clinical development of an influenza vaccine candidate on March 4, 2019.

•	On May 15, 2019, the Company and ProBioGen AG entered into a license agreement which would provide access to ProBioGen’s proprietary technology which would enable large-scale manufacturing with higher production yields and lower cost of goods compared to other proxvirus production technologies

•	On June 5, 2019, the Company announced that the influenza vaccine known as VTP-100 had been administered to the first participants in a Flu 010 study – a Phase 2b clinical study in Belgium with final primary endpoint data from Flu 010 expected in early 2020. VTP-100 has demonstrated safety and immunogenicity during small Phase 1 clinical trials.

•	On June 5, 2019, Vaccitech Australia Limited Pty completed the vaccinations of the planned 2,220 participants in the first year of the Flu 009 study– a Phase 2b clinical study.

•	On August 27, 2019, the Company hired new Chief Executive Officer, Bill Enright, to strengthen the management team.

•	Anticipation of an IPO in 2022 considering the positive indications noted above.

The 2.9x multiple was applied to the liquidation preference of approximately $34.4 million to arrive at an equity value of approximately $100.3 million. This value did not reflect the estimated equity value of VOLT intellectual property of approximately $9.8 million as of January 16, 2019, which was calculated using the OPM method.

The total equity value of the Company as determined above was then allocated among the Series A preferred shares and the ordinary shares using the OPM method taking into account the Series A preferred shares’ liquidation preferences, a risk free rate of 1.5%, an expected volatility of 100% determined based on the guideline public companies’ daily historical observations as provided by Bloomberg, for a period of time commensurate with the time to exit and adjusted for differences in financial leverage, and a time horizon of three years which anticipated an exit at some point in 2022. The Company then applied a discount for lack of marketability (“DLOM”) of 31% using the Finnerty model to arrive at a fair value per ordinary share of $1,319.38.

Between August 14, 2019 and September 30, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s ordinary shares remained $1,319.25 per share from August 14, 2019 to September 30, 2019.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

December 31, 2019 Valuation

The Board relied, in part, on the results of the December 31, 2019 valuation in its determination of the fair value of ordinary shares of $1,539.37 per share as of January 7, 2020, when it granted options for the purchase of 980 shares to employees and a director. This valuation utilized the OPM method to estimate the Company’s fair value of ordinary shares based on the Company’s Series A preferred shares financing. The total equity value of the Company was determined using the market approach which the Board believed resulted in the most meaningful indication of total equity value of the Company.

To estimate the value of the Company, the third-party valuation firm identified 22 IPOs since March 2016 involving biotechnology companies in Phase 1 (13 transactions) or Phase 2 (9 transactions) clinical studies. The third-party valuation firm reviewed their public filings to determine the liquidation preferences outstanding prior to their respective IPOs. The third-party valuation firm used such liquidation preferences to derive an equity value to liquidation preference multiple. The Company applied a 3.1x multiple, or the midpoint between the median and upper quartile observations of the entire set. The upward adjustment at that point in time took in account among other things the following factors, each reflecting the progress made by the Company since September 30, 2019:

•	On November 25, 2019, the Company provided an update on the progress of its influenza vaccine trials, including successful recruitment and vaccination across two Phase 2 clinical studies, that are part of a dual development pathway for VTP-100 program that was expected to address both pandemic and seasonal influenza vaccine markets.

•	On December 18, 2019, VOLT entered into a collaboration with CRUK to fund Phase 1/2a clinical trials of VOLT’s VTP-600 immunotherapy as a treatment option for NSCLC patients.

•	On December 20, 2019, a Phase 1 clinical trial of the Company’s MERS vaccine was initiated by the King Abdullah International Medical Research Center in Saudi Arabia.

The 3.1x multiple was applied to the liquidation preference of approximately $41.3 million to arrive at an equity value of approximately $113.5 million. This value did not reflect the equity value of VOLT intellectual property which was estimated at approximately $14.4 million based on 3.1x multiple to the contributed cash of $4.6 million, giving Company’s estimated interest in VOLT at $11.0 million.

The total equity value of the Company as determined above was then allocated among the Series A preferred shares and the ordinary shares using the OPM method taking into account the Series A preferred shares liquidation preferences, a risk free rate of 1.6%, an expected volatility of 100% determined based on the guideline public companies’ daily historical observations as provided by Bloomberg, for a period of time commensurate with the time to exit adjusted for differences in financial leverage and a time horizon of 2.75 years which anticipated an exit at some point in 2022. The Company then applied a DLOM of 30% using the Finnerty model to arrive at a fair value of $1,539.37 per ordinary share.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

Between December 31, 2019 and January 7, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s ordinary shares remained $1,539.37 per share from December 31, 2019 to January 7, 2020.

September 30, 2020 Valuation

The Board relied, in part, on the results of the September 30, 2020 valuation in its determination of the fair value of ordinary shares of $1,941.40 per share as of November 2, 2020, when it granted options for the purchase of an aggregate of 1,490 shares to employees. This valuation utilized the OPM method to estimate the Company’s fair value of ordinary shares. The total equity value of the Company was determined using the market approach which the Board believed resulted in the most meaningful indication of total equity value of the Company.

To estimate the value of the Company, the third-party valuation firm identified 37 IPOs since March 2016 involving biotechnology companies in Phase 1 (18 transactions), Phase 2 (16 transactions) and Phase 3 (3 transactions) clinical studies. The third-party valuation firm reviewed their public filings to determine the liquidation preferences outstanding prior to their respective IPOs. The third-party valuation firm used such liquidation preferences to derive an equity value to liquidation preference multiple. The Company applied a 3.6x multiple, or the upper quartile observation for those transactions that occurred since the start of the coronavirus pandemic. The upward adjustment at that point in time took in account among other things the following factors, each reflecting the progress made by the Company since December 30, 2019:

•	On April 30, 2020, the Company and the University of Oxford announced a partnership with AstraZeneca plc for the further development, large scale manufacture, and potential distribution of the COVID-19 vaccine candidate developed by the Company jointly with the University of Oxford.

•	On June 20, 2020, the Company announced that results from its COVID-19 vaccine Phase 1/2 clinical trials showed induction of strong immune responses in both part of the immune system and no early safety concerns.

•	On June 23, 2020, the Company announced that it dosed the first person in a Phase 1 clinical study to investigate the safety and immunogenicity of the VTP-300 prime in both healthy participants and patients with chronic hepatitis B who are virally suppressed with oral antiviral medication.

•	On August 27, 2020, the Company received a non-dilutive United Kingdom government grant to support research with its next-generation technology platform to protect against COVID-19.

•	On September 1, 2020, AstraZeneca announced that its COVID-19 vaccine, AZD1222, which was the co-invented by the Company and Oxford University, had been expanded into a Phase 3 clinical trial in the United States to assess its safety, efficacy, and immunogenicity.

•	In September, the Company also formally started to prepare for an IPO, including meeting with a number of banks to discuss IPO preparations.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

The 3.6x multiple was applied to the liquidation preference of approximately $40.6 million to arrive at an equity value of approximately $147.0 million. This value did not reflect the estimated equity value of VOLT intellectual property which was estimated at approximately $15.8 million based on 2.9x multiple to the contributed cash of $5.4 million, giving Company’s estimated interest in VOLT at $11.3 million and the total estimated value of the Company at approximately $158.3 million at the valuation date.

The total equity value of the Company as determined above was then allocated among the Series A preferred shares and the ordinary shares using the OPM method taking into account the Series A preferred shares liquidation preferences, a risk free rate of 0.2%, an expected volatility of 125% determined based on the guideline public companies’ daily historical observations as provided by Bloomberg, for a period of time commensurate with the time to exit and adjusted for differences in financial leverage, and a time horizon of 1.5 years which anticipated an exit at some point in 2022. The Company then applied a DLOM of 29% using the Finnerty model to arrive at a fair value of $1,941.40.

Between September 30, 2020 and November 2, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s ordinary shares remained $1,941.40 per share from September 30, 2020 to November 2, 2020.

February 11, 2021 Valuation

The Board relied, in part, on the results of the February 11, 2021 valuation in its determination of the fair value of ordinary shares of $2,824.70 per share as of February 11, 2021, when it granted options for the purchase of an aggregate of 1,180 shares to employees and a director.

To estimate the value of the Company, the third-party valuation firm gave significant consideration to the cost approach and to the Company’s anticipated funding round that was expected to close in close proximity to the valuation date. Based on negotiation with third party institutional investors in arms-length transaction, the Company was expected to issue 28,957 Series B preferred shares at $4,325 price per share. Given the Board’s expectation of an imminent exit via an IPO, the third-party valuation firm also used the current value method (“CVM”), assigning a probability of an IPO at 50% at the valuation date. Since Series B preferred shares and Series A preferred shares convert into ordinary shares upon the consummation of an IPO, the third-party valuation firm treated all classes of Company’s shares on an as-if converted basis. Therefore, based on CVM, the fair market value of Company’s ordinary shares, on a controlling, marketable basis, was estimated at $4,325. The Company then applied a DLOM of 14% using the Finnerty model to arrive at a fair value of $3,719.50.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

The third-party valuation firm also used the OPM method to estimate the fair value of Company’s ordinary shares. The equity value of the Company achieved during Series B financing round was determined as a reasonable reflection the Company’s fair value as management concluded that the Series B funding was an arm’s length transaction. This value was then allocated among the Series B preferred shares, the Series A preferred shares and the ordinary shares using the OPM method, taking into account the Series B preferred shares’ and the Series A preferred shares’ liquidation preferences, a risk free rate of 0.0%, an expected volatility of 120% determined based on the guideline public companies’ daily historical observations as provided by Bloomberg, for a period of time commensurate with the time to exit and adjusted for differences in financial leverage, and a time horizon of 0.75 years. The Company then applied a DLOM of 27% using the Finnerty model to arrive at a fair value of $1,929.70.

Given the estimate of the probability of an IPO at 50% and a delayed exit at 50%, the fair market value of the Company’s ordinate shares was estimated at $2,824.70.

The principal factors contributing to the increase in the fair value of the Company’s ordinary shares from September 30, 2020 valuation were:

•	the increase by management and the Board in the probability of the IPO scenario to 50%, the decrease in the DLOM in the IPO scenario to 14% and the decrease in the probability of the delayed exit scenario, each reflecting the progress made by the Company since September 30, 2020.

•	AstraZeneca announced a series of positive news regarding AZD1222’s effectiveness as a vaccine against COVID-19 – the Company’s potential indirect royalty stream arising from sales of this product is one of the key assets underpinning the Company’s valuation, as is the ChAdOx platform technology that the product is based upon.

•	On December 30, 2020, the Company announced that the UK Government authorized the emergency use of ChAdOx1 nCov-19 coronavirus vaccine in the UK.

•	On January 29, 2021, AZD1222 was authorised for emergency use in the EU; on February 4, 2021, AstraZeneca confirmed 100% protection against severe disease, hospitalization, and death in the primary analysis of Phase 3 trials; on February 15, 2021, AZD1222 was authorized for emergency use by WHO.

•	The Company announced significant milestones with regards to its two other most advanced programs.

•	On February 1, 2021, the Company dosed the first patient in HBV002, a Phase 1b/2a clinical trial of VTP-300 immunotherapeutic candidate for chronic HBV patients.

•	On March 2, 2021, the Company screened the first patient in HPV001, HPV therapeutic program for high-risk HPV.

•	The Company received indicative term sheets from a number of credible investors expressing an interest in participating in Company’s anticipated Series B financing round at approximately $4,325 price per Series B preferred share.

•	The Company had taken several further steps towards the completion of an IPO, including the second confidential filing of the Registration Statement with the Commission on January 30, 2021 and subsequently received “no comments” sign off.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

Comparison of most recent valuation and the preliminary price range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to April 7, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of IPOs of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its ordinary shares as of February 11, 2021 of $2,824.70 per share and the $[***] midpoint of the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to February 11, 2021, as set out further below, the date of the Company’s most recent 3rd party external valuation of its ordinary shares.

•	The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario, which would result in a lower valuation of the Company’s common stock than its IPO.

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares or impact of the time value of money, which were appropriately taken into account in the February 11, 2021 valuation.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

•	The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred shares. The Company’s preferred shares currently have substantial economic rights and preferences over the Company’s ordinary shares. Upon the closing of the IPO, all outstanding preferred shares of the Company will convert into ordinary shares, thus eliminating the superior rights and preferences of the preferred shares as compared to the ordinary shares.

•	Since February 11, 2021, more than 15 biotechnology companies completed IPOs, suggesting a potentially favorable market for companies similar to the Company in executing and completing IPOs.

•	Since February 11, 2021, the Company has taken several steps towards the completion of an IPO, including (i) publicly filing the Registration Statement with the Commission on April 9, 2021.

•	On March 15, 2021, the Company raised $125 million in a Series B preferred financing round at a $4,325 price per Series B preferred share. The funding will be used to further progress the Company’s existing programs, launch new investments, and strengthen its balance sheet.

•	From March 24, 2021 to April 14, 2021, the Company held more than 35 “testing-the-waters” meetings. Further positive feedback from potential investors was received through the underwriters at a meeting with the Company on April 7, 2021.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources and thus will enable more investment in the Company’s programs, thereby potentially further increasing its value. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

In conclusion, the Company respectfully submits that the deemed per share fair values of ordinary shares used as the basis for determining stock-based compensation expense in connection with its grants of equity awards, as well as the differences between the recent valuations of its ordinary shares and the midpoint of the Preliminary Price Range, are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 16, 2021	BY VACCITECH PLC

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo, Esq.

Robert E. Puopolo, Esq.

cc:	Georgy Egorov, Vaccitech Plc
Bill Enright, Vaccitech Plc
Graham Griffiths, Vaccitech Plc
Marishka DeToy, Goodwin Procter LLP